Proskauer Rose (UK) LLP Ten Bishops Square London E1 6EG

Peter Castellon
Partner
d +44 (20) 7539-0620
m +44 (7702) 779-181
pcastellon@proskauer.com
www.proskauer.com

December 16, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                 Mr. Jeffrey P. Riedler

Re:                             TiGenix

Draft Registration Statement on Form F-1

Submitted on October 3, 2014

CIK No. 0001581987

Dear Sir:

On behalf of TiGenix (the “Company”), we submit this letter and attachments in response to comments from the staff of the Securities and Exchange Commission received by letter dated December 3, 2014, relating to the above-referenced draft registration statement of the Company submitted confidentially to the Commission on Form F-1 on October 3, 2014, as amended on November 19, 2014.

The Company is concurrently confidentially submitting via EDGAR a further revised confidential draft registration statement on Form F-1, which includes changes to reflect responses to the staff’s comments as well as to update the Company’s disclosure.

In this letter, we have recited the comments from the staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the confidential draft registration statement. Except as otherwise specifically indicated, page references in the Company’s responses to the staff’s comments correspond to the pagination of the revised confidential draft registration statement.

The responses provided herein are based upon information provided to Proskauer Rose LLP by the Company. In addition to submitting this letter via Edgar, we are sending via Federal Express two (2) copies of each of this letter and the revised confidential draft registration statement (marked to show changes from the amended draft registration statement submitted confidentially to the Commission on November 19, 2014).

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Prospectus Summary, page 1

1.                                      We note your response to our prior comment 1. Please provide the meaning and significance of the term “orphan designation” at its first use in the prospectus summary.

Response to Comment 1:

The Company has revised its disclosure as requested on page 1 of the revised confidential draft registration statement.

Use of proceeds, page 41

2.                                      We note your response to our prior comment 2. However, we continue to believe that investors are entitled to know how the proceeds from the offering will be used to develop Cx611 in clinical trials. Accordingly, please revise your use of proceeds disclosure to indicate how far in the clinical development of Cx611 for early rheumatoid arthritis and severe sepsis you expect the proceeds from the offering will enable you to reach.

Response to Comment 2:

The Company has revised its disclosure as requested on page 41 of the revised confidential draft registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 53

3.                                      Please refer to your response to comment 16. We do not believe competitive harm is a valid reason for not disclosing research and development cost by project. Please expand your disclosures to provide other quantitative or qualitative information that indicates the amount of the company’s resources being used for each period presented and from inception to date on significant projects in later stages of development. Please also disclose total research and development costs incurred to date.

Response to Comment 3:

The Company has revised its disclosure on pages 53 to 54 and 56 to 57 of the revised draft confidential statement to provide the requested information for each period presented. Due to the inclusion of certain restructuring-related expenditures incurred in connection with the Company’s acquisition of Cellerix in May 2011, the non-allocated research and development expenses do not represent the real expenditure on these activities by the Company during the period following the acquisition. The total research and development expense of the Company for the period between January 1, 2012 and June 30, 2014 was 26.9 million euros, of which 18.5 million euros were attributable to non-allocated research and development expenses, 6.5 million euros related to Cx601 and 2.0 million euros related to Cx611. In addition, for the eight months between May and December 2011, the Company spent 0.4 million euros on research and development expenses directly allocated to Cx601 and 0.7 million euros on research and development expenses directly allocated to Cx611.

Intellectual Property, page 93

4.                                      We note your response to our prior comment 24. Please revise your disclosure regarding your patent families in the first, second, fifth and seventh bullet points to provide the jurisdictions and expiration dates of your granted patents separately from the jurisdictions and expected expiration dates of your pending patent applications.

Response to Comment 4:

The Company has revised its disclosure as requested on pages 94 to 96 of the revised confidential draft registration statement.

Partnerships, Licensing and Collaboration, page 92

5.                                      We note your response to our prior comment 28 and your expanded disclosure regarding your agreements with various academic parties which all stated that the duration of the agreements are conditioned on the life of the patents covered by the agreements. Please expand your disclosure for each agreement to provide the expiration dates of the patents or the expected expiration dates of the patent applications on which the duration of the agreements is conditioned.

Response to Comment 5:

The Company has revised its disclosure as requested on pages 98 to 100 of the revised confidential draft registration statement.

* * * *

Please do not hesitate to contact me at +44 (20) 7539-0620 with any questions or comments regarding this response letter or the revised confidential draft registration statement.  Thank you for your assistance.

Sincerely,

/s/ Peter Castellon
Peter Castellon

cc:                                Eduardo Bravo, TiGenix